
HOMMAGE BAKEHOUSE



WHO ARE WE

We develop, question, work, and
serve with intention

“hommage” The French spelling of homage, is our way of staying true to the tastes, flavors and experiences that we all grew up with.

We are a bakery established in San Diego in 2022. Our company is known for the practice of supplying our artisan breads and laminated pastries daily to all of our wholesale partners throughout the city of San Diego. We work with some of the most reputable names in the field including Blue Bottle Coffee and several of the Consortium Holding restaurants. We source specific ingredients and use modern techniques in our kitchen to maintain high standards and constantly ask ourselves the question “why?” to better serve our customers and create the best products and environment we can.

WHAT WE STAND FOR

We source specific ingredients and use modern techniques in our kitchen for a single purpose – sharing the very best our team can offer. Hence we develop, question, work and serve with intention.



Our Mission and Vision

"Great products start with great people with a mission"

Our Mission: We aim to facilitate accessibility and educate our great community about quality bread and pastry, all while maintaining a healthy work environment for all team members.

Our vision: We want to feed the West Coast with a refreshed view of bread and pastry standards that empower all chefs and makers to create foods that speak to their community.

We empower our staff members by listening to them, and making them the priority of our operations

We create tributes to their background, heritages, experiences and interests.

MEET THE TEAM

Justin Gaspar



Co-founder & Creative Mind

"I Do Everything"

Karine Beers



Co-founder & Marketing

"I do marketing and advertising"

Viraj Desai



Business growth & numbers

"I do things with numbers and expansions"

Willy Wu Jye



Co-founder & logistics

" I do administrative work and logistics"

David Mirabelli



Operations & systems

"I handle operations and team development"

Our Wholesale Accounts and Partners

- Barefoot Coffee Roasters
- Blue Bottle Coffee (all 3 locations in San Diego)
- Café LaTerre
- Caffeine & Green Roasting
- Cuppa Cuppa Coffee Roaster
- Hawthorn Coffee Roaster
- Ironsmith Coffee Roaster
- Jaunt Coffee Roasters
- La Clochette Du Coin
- Le Charcuterie Bar
- Lovesong Coffee & Market
- Lucky Bolt Kitchen & eatery
- Mixed Ground Coffee Roaster
- MRKT Space (both locations in San Diego)
- North Park Farmers Market
- Nostalgia Coffee Roaster
- Palmys Café
- Portal Coffee
- Presotea
- Seven Seas Coffee Roaster
- Small Goods Cheese & Charcuterie
- The Butchery
- Vigilante Coffee
- Yipao Coffee
- Craft & Commerce
- Morning Glory Breakfast
- Ironside Fish & Oyster
- Seneca Trattoria

OUR BREAD MENU

Levain – Our name for a sourdough country loaf. It's a little more on the sweet end than a traditional SF sourdough, and is great for sandwiches, toast, table bread, and everything in between.

Baguette – A heartier country baguette with hints of sourdough and whole wheat. Great for sandwiches, dipping, or munching on the way home.

Seeded baguette – Our baguette rolled in a house seed mix. Don't mind us, just trying to pack more flavor in here.

Focaccia – A flat, oven-baked Italian bread that is any and full of flavor. Great on its own but could be used for dipping and sandwiches (even with seasonal toppings!)







OUR PASTRY MENU

Croissant – A classic, flaky croissant laminated with imported butter from New Zealand.

Chocolate Croissant – Our butter croissant, but with Valrhona chocolate batons rolled in. We eat a lot of them.

Almond Croissant – A twice-baked butter croissant, filled and topped with vanilla bean syrup, almond cream and caramelized almond slices. Our best seller!

Ham and Cheese Croissant – The savory cousin of our butter croissant, filled with Fra'Mani ham and Tillamook cheddar. It has hints of rosemary, oregano, black pepper, and memories of donut shops growing up.

Monkey Bread – A cinnamon sugar pull-apart croissant with royal icing. Kind of like a cinnamon roll, kind of like a sticky bun. Shareable (but you shouldn't)

Kouign Amann – A sweet and salty laminated pastry similar to a croissant, but with layers of sugar in addition to the butter and dough. The main reason Justin learned how to laminate pastries.

Veggie portal pocket – Spinach artichoke dip inside a croissant. Our ode to a 90's cult classic – the Hot Pocket – made in collaboration with Portal Coffee in DTSD

Our Seasonal Strawberry Rhubarb – Our Classic Kouign Amann, but filled with Strawberry Rhubarb Jam

Lemon Blueberry scone – A softer scone than you're used to, with a bit of a crunch. Filled with blueberries and the essence of biscuit.











First place on Hulu’s Baker’s Dozen

Here are some action shots of Justin competing on the first season of the famous Hulu show “Baker’s Dozen” to win the first prize.

“A lot of that is why we’re called Hommage; it’s a tribute to the tastes and memories and flavors and foods that we grew up with, and that inspire us to move forward” - Justin Gaspar

** You can watch his talents in action on Season 1, Episode 8


7 SAN DIEGO
Pacific Beach Baker to Compete on Hulu Series ‘Baker's Dozen'
San Diego resident Justin Gaspar holds it down at Hommage Bakehouse in Pacific Beach; he's one of the contestants competing on a new Hulu series that debuts on the streaming platform Oct. 7
By Monica Garske
Published 10 mins ago • Updated 7 mins ago


Baker's Dozen/Hulu

OUR MILESTONES

August 2020: Opening of La Clochette Du Coin dba Hommage Bakehouse with 3 employees



Registered Hommage Bakehouse LLC In California
Total Wholesale Accounts: 25
Justin wins Baker's Dozen on Hulu
2021
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
• Full Separation from La Clochette Du Coin
• Offer Health Coverage benefits
Employee count 15
Construction of our new commissary kitchen
Signed lease of our first Storefront Location
Completion of our new commissary kitchen
2022
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
• Capital Raise with Mainvest
• Grand Opening of our Commissary kitchen retail portion
Grand Opening of Flagship Location
2023
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Our Revenue Model
Current
Wholesale
Pop Ups
Farmer’s Markets
Future
Retail Storefronts
Farmers Markets
Bistro
Nationwide
Shipping



WHAT IS NEXT FOR HOMMAGE BAKEHOUSE

A Bistro Experience

- A unique, fast, casual, and quick service during the day
- A unique dining table service menu curated by local chefs through collaboration
- Beer and Wine
- Always freshly baked on site
- Sourcing ingredients to support local sustainability

The Bakery

- Opening of storefront locations
- Offering freshly baked pastries and breads
- Collaborative coffee programs with local roasters

WHY ARE WE LOOKING FOR ADDITIONAL FUNDING?

In 2021, we were ready to start looking for our first storefront location in San Diego. After months of visiting multiple retail spaces, we came across a potential space that we were very excited about and energized us. We felt that this could be our new home and we couldn’t pass on it. It was on a project called Civita, right in the heart of San Diego. And so, we signed!

We are confident that the opening of our first storefront will be a game changer, not only to us, but also to help progress the bakery industry in San Diego. However, with the growing challenges of increased expenses, we are seeking the help of funding for this project, specifically the construction of the space.

Here are some visual concepts that our team and our contractors are going to move forward with.

1 EXISTING FLOOR PLAN

SCALE: 3/8" = 1'-0"



56'-2 1/4"
17'-8"
EXISTING EMPTY SUITE
MAIN ACCESS
BACK ACCESS
PUBLIC SIDEWALK

2 PROPOSED FLOOR PLAN

SCALE: 3/8" = 1'-0"



56'-2 1/4"
17'-8"
PREPARATION AREA #2
PREPARATION AREA #1
WASHING AREA
NEW ACCESSIBLE RESTROOM
DELIVERY AREA
CASHIER
DINING AREA
MAIN ACCESS
BACK ACCESS
PUBLIC SIDEWALK
5'-0"
2'-6"
4'-0"
7'-2 1/4"
4'-1 11/16"
3'-0"
7'-0"
15'-0"
1'-7"

HARO SPACE DESIGN

Jesus A. Haro
GC CA 1071341
Designer

4833 Santa Monica Ave.
San Diego, CA, 92107
Of. 619 303 72 31
harospacedesign@gmail.com
www.harospacedesign.com

COFFEE SHOP

Project No.

Drawing: E.E./A.G.

City submittal: October 2022

Revisions

Notes

1.
2.
3.

Project North

Scale N/A

A1

Sheet No.

DESIGN CONCEPT

Here is our projected space, a beautiful 1,020 square feet of floor area highlighted by bright white surfaces with white tiles on wall panels to add a clean veneer, while some other detailed wood elements will keep a balanced and cozy space, all creating a sophisticated minimalist interior that will purposefully highlights our freshly baked products.


HARO SPACE DESIGN





WHY SUPPORT US ?

We believe in our strong team

Our team values our company as much as they believe in our achievements

We are passionate

Our passion for exquisite food and beverage is everything that takes to our senses

We love technology

Although technology takes the lead on the art, our creative team always stay in charge of the destination


HOMMAGE
BAKEHOUSE